UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Cabinet Grow, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

12682L103

(CUSIP Number)

James M. Delahunt, Esq.,  The Dove Foundation  4783 Lake Valley Drive Suite 2A  Lisle,  Illinois  60532  Phone : 773-297-0018

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Dove Foundation 37-6459117

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
262,944,662*

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
262,944,662*

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
262,944,662*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
87.65 **%

14	TYPE OF REPORTING PERSON
OO

* 262,944,662 shares issued to the reporting person on August 16, 2016.

** Based on 300,000,000 outstanding shares as of August 16, 2016. Prior to the 262,944,662 share issuance, 37,055,338 shares were outstanding as of July 22, 2016.

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.001 (the “Shares”), issued by Cabinet Grow, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 17932 Sky Park Circle, Suite F
Irvine, CA 92614.

Item 2.	Identity and Background

(a)	The Dove Foundation

(b)	4783 Lake Valley Drive Suite 2A Lisle, Illinois 60532

(c)	N/A

(d)	N/A

(e)	N/A

(f)	USA

Item 3.	Source and Amount of Funds or Other Consideration

Chicago Venture Partners, LP ("CVP") purchased the Secured Convertible Promissory Note (the "Note") from Cabinet Grow, Inc. on June 6, 2014. On April 29, 2016, CVP assigned the Note to the Reporting Person according to the Assignment and Assumption Agreement. The aggregate purchase price of the Shares purchased by the Reporting Person was $250,000. The Reporting Person holds, in the aggregate, 262,944,662 Shares. There were no commissions paid.

Item 4.	Purpose of Transaction

The Reporting Person purchased the Shares for investment purposes.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)
The Reporting Person may be deemed to beneficially own, in the aggregate, 262,944,662 shares, representing approximately 87.65% of the Issuer’s outstanding shares, based upon 300,000,000 shares outstanding as of August 16, 2016.

(b)	The reporting person has sole voting power and sole dispositive power with regard to 262,944,662 shares of Common Stock.

(c)

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

1.Secured Convertible Promissory Note made by the Issuer in favor of CVP dated June 6, 2014.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Dove Foundation

September 06, 2016	By:	/s/ James M. Delahunt
Trustee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)